Exhibit 99.1

Tencent Music Entertainment Group Announces Fourth Quarter and Full Year 2018 Unaudited Financial Results

SHENZHEN, China, March 19, 2019 /PRNewswire/ -- Tencent Music Entertainment Group (“Tencent Music”, “TME”, or the “Company”) (NYSE: TME), the leading online music entertainment platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Financial Highlights

In the three months ended December 31, 2018:

•	Total revenues increased by 50.5% year over year to RMB5.40 billion (US$785 million).

•	Net loss attributable to equity holders of the Company was RMB876 million (US$127 million), mostly due to a one-off RMB1.52 billion (US$221 million) share-based accounting charge related to the Company's equity issuance to Warner Music Group and Sony Music Entertainment (“music label partners”).

•	Non-IFRS net profit attributable to equity holders of the Company (excluding the share-based charge in respect of the issuance of ordinary shares to music label partners, amortization of intangible assets and other assets arising from business combinations, share-based compensation expenses, net losses from investments, and fair value change on puttable shares) increased to RMB916 million (US$133 million).

In the full year ended December 31, 2018:

•	Total revenues increased by 72.9% to RMB18.99 billion (US$2.76 billion).

•	Net profit attributable to equity holders of the Company was RMB1.83 billion (US$267 million), after the one-off RMB1.52 billion (US$221 million) share-based accounting charge related to the Company's equity issuance to music label partners.

•	Non-IFRS net profit attributable to equity holders of the Company (excluding the share-based charge in respect of issuance of ordinary shares to music label partners, amortization of intangible assets and other assets arising from business combinations, share-based compensation expenses, net losses from investments, and fair value change on puttable shares) increased to RMB 4.18 billion (US$607 million).

“Our initial public offering in December 2018 has launched us onto the international stage, elevated the global recognition towards our brand, and endorsed our successful track record,” stated Mr. Cussion Kar Shun Pang, Chief Executive Officer of Tencent Music. “During the fourth quarter of 2018, we recorded strong growth across our business lines, including both online music and social entertainment services, and solidified our market leadership. To fuel our growth for the years to come, we are firmly committed to continue investing in premium content offering, innovative products and proprietary technology. Going into 2019, we will continue executing relentlessly our mission to use technology to elevate the role of music in people's lives.  We are confident that our capability in product innovation, investment in technology advancement, and commitment to developing and promoting high quality content should not only augment our market leadership, but also foster the growth and development of the overall music industry.”

Mr. Cheuk Tung Tony Yip, Chief Strategy Officer of Tencent Music, remarked, “We are pleased to report that both online music and social entertainment services have continued their healthy growth across the board during the fourth quarter of 2018. Through content enrichment, product innovation, and technology development, we have been able to attract and retain our vast user base and construct a self-reinforcing virtuous ecosystem. In content, we expanded our strategic partnerships with well-known domestic and international music labels as well as produced more proprietary content such as music-centric variety shows. In product and technology, we further enhanced personalization which resulted in increased music consumption driven by recommendations, and also offered more features that enable users to engage with music-related short videos. Our market-leading user base, engaging artist-fans interactivity, and unrivaled content promotion capabilities have formed a unique set of value propositions for content partners to reach an unparalleled audience base within our ecosystem.”

“We delivered strong revenue growth during the fourth quarter of 2018 driven by the increase in paying users across our online music and social entertainment services as well as the increase in user spending in social entertainment,” commented Ms. Shirley Min Hu, Chief Financial Officer of Tencent Music. “We achieved strong operating cash flow throughout the year. We continued to invest in our content offering, including through partnering with more domestic and international music labels and producing more proprietary in-house content to meet user demands for diverse forms of music entertainment.  We believe that such investments over time will not only improve our user engagement and monetization but also strengthen our competitive advantages.”

Company and business Highlights

•	TME's key operating metrics continue to grow across both its online music and social entertainment services segments.

	4Q18	4Q17	YoY %
Mobile MAU - online music[1] (million)	644	603	6.8%
Mobile MAU - social entertainment[2] (million)	228	209	9.1%
Paying users - online music[3] (million)	27.0	19.4	39.2%
Paying users - social entertainment[4] (million)	10.2	8.3	22.9%
Monthly ARPPU - online music[5] (RMB)	8.6	8.7	(1.1%)
Monthly ARPPU - social entertainment[6] (RMB)	126.7	101.9	24.3%

•	The Company continued to strengthen its content leadership in the fourth quarter of 2018. As of December 31, 2018, the Company's music library included over 30 million tracks from domestic and international music labels.

•	During 2018, the Company continued to enrich its content offering by: (i) expanding the Company's music library through new partnerships with labels; (ii) producing more content in-house, including producing music chart countdown shows and co-producing the music-centric variety show Produce 101, as well as launching live streamed video talk shows; (iii) launching more long-form audio content such as radio shows; and (iv) empowering independent artists through the Tencent Musician platform to distribute high-quality original music content.

•	The Company continued to innovate and enhance its products and technology in the following ways to integrate music into users' daily lives: (i) introducing new multilateral interaction features, such as multi-mic singing room, into WeSing; (ii) adding more proprietary audio settings to the existing library to further enhance user experiences; (iii) launching additional technology-driven and innovative short video product features; and (iv) leveraging data analytics to improve personalized recommendations.

[1] “Online music mobile MAUs” for a given month refers to the sum of mobile MAUs of the Company's music services, namely QQ Music, Kugou Music, and Kuwo Music, for that month; duplicate access of different services by the same device is not eliminated from the calculation. “Mobile MAUs” for a given month (i) with respect to each of the Company's products (except WeSing) is measured as the number of unique mobile devices, as the case may be, through which such product is accessed at least once in that month; and (ii) with respect to WeSing, is measured as the number of user accounts through which WeSing is accessed at least once in that month; “mobile MAUs” for a given quarter refers to the average of the monthly number of mobile MAUs for the three months in that quarter.
[2] “Social entertainment mobile MAUs” for a given month refers to the sum of mobile MAUs that have accessed the social entertainment services offered by (i) WeSing; (ii) Kugou's live streaming services; and (iii) Kuwo' live streaming services; duplicate access of different services by the same user account or device is not eliminated from the calculation.
[3] “Paying users” for online music services for any given quarter refers to the average of the number of users whose subscription packages remain active as of the last day of each month of that quarter. The number of paying users of online music services for any given period excludes the number of users who only purchase digital music singles and albums during such period because these purchasing patterns tend to reflect specific hit releases, which fluctuate from period to period.
[4] “Paying users” for social entertainment services for any given quarter refers to the average of the number of paying users for each month in that quarter. The number of paying users of social entertainment services for a given month refers to the number of users who have paid at least once for social entertainment services (primarily through purchases of virtual gifts or premium memberships) during that month.
[5] “Monthly ARPPU” for online music services for any given quarter refers to one-third of (i) the quarterly online music services subscription revenues divided by (ii) the number of paying user of the online music services for that quarter. The revenues from subscriptions for the quarters indicated were RMB695 million, and RMB505 million, respectively.
[6] “Monthly ARPPU” for social entertainment services for any given quarter refers to one-third of (i) the quarterly social entertainment and others revenues divided by (ii) the number of paying user of the social entertainment services for that quarter.

Fourth Quarter 2018 Financial Results

Revenues

Total revenues for the fourth quarter of 2018 increased by RMB1.81 billion, or 50.5%, to RMB5.40 billion (US$785 million) from RMB3.59 billion in the same period of 2017.

•	Revenues from online music services for the fourth quarter of 2018 increased by 45.0% to RMB1.52 billion (US$221 million) from RMB1.05 billion in the same period of 2017, which was mainly driven by increased revenues from (i) user subscriptions; (ii) sublicensing music content to third-party platforms; and (iii) sales of digital music albums to users. Revenue from paid music through the sales of subscription packages was RMB695 million (US$101 million), up from RMB505 million in the fourth quarter of 2017.

•	Revenues from social entertainment services and others for the fourth quarter of 2018 increased by 52.8% to RMB3.88 billion (US$564 million) from RMB2.54 billion in the same period of 2017, primarily driven by the revenue growth in both the Company's online karaoke and live streaming services. The Company expanded its paying user base and increased user spending in the fourth quarter of 2018 compared to the same period of 2017.

Cost of Revenues

Cost of revenues for the fourth quarter of 2018 increased by 62.5% to RMB3.56 billion (US$518 million) from RMB2.19 billion in the same period of 2017, primarily due to the increase in content fees and revenue sharing fees. The increase in content fees was mainly attributable to higher in-house production costs as the Company increased investments in the production of high-quality original music content such as music-centric variety shows, as well as increased market price and amount of music content licensed from music labels and other content partners. The increase in revenue sharing fees reflected the increased sales of virtual gifts driven by the growth in the Company's online karaoke and live streaming services.

Gross Profit

Gross profit for the fourth quarter of 2018 increased by 31.7% to RMB1.84 billion (US$267 million) from RMB1.39 billion in the same period of 2017. Gross margin was 34.0% for the fourth quarter of 2018.

Operating Expenses for the Period

Total operating expenses for the fourth quarter of 2018 increased by RMB497 million, or 58.1%, to RMB1.35 billion (US$197 million) from RMB855 million in the same period of 2017.

•	Selling and marketing expenses for the fourth quarter of 2018 were RMB542 million (US$79 million), an increase of 51.4% year over year from RMB358 million in the same period of 2017. The increase was primarily due to increased spending to promote the Company's brands, products, and content offering.

•	General and administrative expenses for the fourth quarter of 2018 were RMB810 million (US$118 million), an increase of 63.0% year over year from RMB497 million in the same period of 2017. The increase was mainly attributable to (i) higher employee benefit expenses in connection with the increase of the Company's personnel and employee incentives; and (ii) the professional fees incurred from the Company's initial public offering completed in December 2018.

Share-based payments in respect of issuance of ordinary shares to music label partners

The Company recorded a one-off share-based accounting charge of RMB1.52 billion (US$221 million) in respect of the issuance of ordinary shares to music label partners in the fourth quarter of 2018, which represent the excess of the then fair value of these ordinary shares in October 2018 over the aggregate consideration the Company received.

Operating loss for the Period

Operating loss was RMB970 million (US$141 million) for the fourth quarter of 2018 mostly due to the one-off RMB1.52 billion (US$221 million) share-based accounting charge, compared to an operating profit of RMB650 million in the same period of 2017.

Net Loss and Non-IFRS Net profit for the Period

Net loss attributable to equity holders of the Company for the fourth quarter of 2018 was RMB876 million (US$127 million) compared to a profit of RMB536 million in the same period of 2017, which included the one-off RMB1.52 billion (US$221 million) share-based accounting charge. Non-IFRS net profit attributable to equity holders of the Company was RMB916 million (US$133 million) for the fourth quarter of 2018, compared to RMB667 million in the same period of 2017. Please refer to the section titled “Non-IFRS Financial Measure” for details.

Loss per ADS

Basic and diluted loss per American Depositary Shares (“ADS”) was RMB0.56 (US$0.08) and RMB0.56 (US$0.08), respectively, for the fourth quarter of 2018. Excluding the share-based accounting charge in respect of issuance of ordinary shares to music label partners, amortization of intangible assets and other assets arising from business combinations, share-based compensation expenses, net losses from investments, and fair value change on puttable shares, non-IFRS basic and diluted earnings per ADS were RMB0.59 (US$0.09) and RMB0.57 (US$0.08), respectively, for the fourth quarter of 2018. During the fourth quarter of 2018, the Company had weighted averages of 1,563.5 million basic and 1,610.2 million diluted ADSs outstanding, respectively. Each ADS represents two of the Company's Class A ordinary shares.

Cash Flow

Net cash provided by operating activities for the fourth quarter of 2018 was RMB1.93 billion (US$281 million), compared to RMB253 million of cash used in operating activities during the same period of 2017.

Cash and Cash equivalents

As of December 31, 2018, the Company had combined cash and cash equivalents of RMB17.36 billion (US$2.52 billion), compared to RMB5.17 billion as of December 31, 2017. The increase in cash and cash equivalents was primarily due to cash flow generated from operations of RMB5.63 billion (US$819 million) and proceeds from the Company's issuance of ordinary shares, including those issued under its initial public offering, of RMB3.50 billion (US$509 million) and puttable shares of RMB422 million (US$61 million) in 2018, partly offset by cash used in investing activities.

Full Year 2018 Financial Results

Revenues

Total revenues for the full year of 2018 increased by RMB8.00 billion, or 72.9%, to RMB18.99 billion (US$2.76 billion) from RMB10.98 billion in the same period of 2017.

•	Revenues from online music services for the full year of 2018 increased by 75.8% year over year to RMB5.54 billion (US$805 million) from RMB3.15 billion in the same period of 2017. This growth was primarily driven by increased revenues from (i) user subscriptions; (ii) sublicensing music content to third-party platforms; and (iii) sales of digital music singles and albums to users. Revenue from paid music through the sales of subscription packages was RMB2.50 billion (US$364 million), up from RMB1.84 billion in 2017.

•	Revenues from social entertainment services and others for the full year of 2018 increased by 71.7% year over year to RMB13.45 billion (US$1.96 billion) from RMB7.83 billion in 2017, primarily driven by the revenue growth in both the Company's live streaming services and online karaoke service. The Company's paying user base and user spending continued to grow in 2018 as compared to 2017.

Gross Profit

Gross profit for the full year of 2018 increased by 91.0% year over year to RMB7.28 billion (US$1.06 billion) from RMB3.81 billion in the same period of 2017. Gross margin for the full year of 2018 was 38.3%.

Operating Expenses and Operating Profit

Total operating expenses for the full year of 2018 increased by 63.2% year over year to RMB3.97 billion (US$578 million) from RMB2.43 billion in the same period of 2017.

•	Selling and marketing expenses for the full year of 2018 increased by 87.7% year over year to RMB1.71 billion (US$249 million) from RMB913 million in the same period of 2017. The increase was primarily due to increased spending to promote the Company's brands, products, and content offering.

•	General and administrative expenses for the full year of 2018 increased by 48.5% year over year to RMB2.26 billion (US$328 million) from RMB1.52 billion in the same period of 2017. The increase was mainly attributable to (i) higher employee benefit expenses in connection with the increase of the Company's personnel and employee incentives; and

(ii) the professional fees incurred from the Company's initial public offering completed in December 2018.

Share-based payments in respect of issuance of ordinary shares to music label partners

The Company recorded a one-off share-based accounting charge of RMB1.52 billion (US$221 million) in respect of the issuance of ordinary shares to music label partners in the fourth quarter of 2018, which represent the excess of the then fair value of these ordinary shares in October 2018 over the aggregate consideration the Company received.

Operating Profit for the Year

As a result of the foregoing, operating profit increased by 28.0% to RMB2.04 billion (US$297 million) for the full year of 2018 from RMB1.59 billion in 2017. Operating margin decreased to 10.7% for the full year of 2018 from 14.5% in 2017 mostly due to the one-off RMB1.52 billion (US$221 million) share-based accounting charge recorded in the fourth quarter of 2018.

Net Profit and Non-IFRS Net Profit for the Year

Net profit attributable to equity holders of the Company for the full year of 2018 increased to RMB1.83 billion (US$267 million) from RMB1.33 billion in 2017, after the one-off RMB1.52 billion (US$221 million) in share-based accounting charge.  Non-IFRS net profit attributable to equity holders of the Company for the full year of 2018 increased to RMB4.18 billion (US$607 million) from RMB1.91 billion in the same period of 2017. Please refer to the section titled “Non-IFRS Financial Measure” for details.

Earnings per ADS

Basic and diluted earnings per ADS were RMB1.19 (US$0.17) and RMB1.16 (US$0.17), respectively, for the full year of 2018. Excluding the share-based accounting charge in respect of issuance of ordinary shares to music label partners, amortization of intangible assets and other assets arising from business combinations, share-based compensation expenses, net losses from investments, and fair value change on puttable shares, non-IFRS basic and diluted earnings per ADS were RMB2.71 (US$0.39) and RMB2.64 (US$0.38), respectively for the full year of 2018. During the full year 2018, the Company had weighted averages of 1,538.2 million basic and 1,579.6 million diluted ADSs outstanding, respectively.

Conference Call Information

Tencent Music's management will hold a conference call on Tuesday, March 19, 2019 at 8:00 P.M. Eastern Time or 8:00 A.M. Beijing Time on Wednesday, March 20, 2019 to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Access Code:	7592581

The replay will be accessible through March 26, 2019 by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	10128354

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.tencentmusic.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8755 to US$1.00, the noon buying rate in effect on December 31, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company use non-IFRS net profit for the year/period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Tencent Music believes that non-IFRS net profit helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the year/period. Tencent Music believe that non-IFRS net profit for the year/period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the year/period should not be considered in isolation or construed as an alternative to operating profit, net profit/loss for the year/period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the year/period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the year/period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. Tencent Music encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the year/period represents profit for the year excluding a share-based accounting charge in respect of the issuance of ordinary shares to music label partners, share-based compensation expenses, net loss from investments, amortization of intangible and other assets resulting from the business combinations, and fair value change on liabilities of puttable shares.

Please see the “Unaudited Non-IFRS Financial Measure” included in this press release for a full reconciliation of Non-IFRS net profit for the year/period to its net profit/loss for the year/period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” ”aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” ”is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact
ir@tencentmusic.com
+1 (646) 308-1736

Media Relations Contact
TME.PR@icrinc.com
+1 (646) 992-2986

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENT

	Three Months ended December 31,			Year ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Revenues
Online music services	1,048	1,520	221	3,149	5,536	805
Social entertainment services and others	2,538	3,877	564	7,832	13,449	1,956
	3,586	5,397	785	10,981	18,985	2,761
Cost of revenues	(2,192)	(3,561)	(518)	(7,171)	(11,708)	(1,703)
Gross profit	1,394	1,836	267	3,810	7,277	1,058

Selling and marketing expenses	(358)	(542)	(79)	(913)	(1,714)	(249)
General and administrative expenses	(497)	(810)	(118)	(1,521)	(2,258)	(328)
Total operating expenses	(855)	(1,352)	(197)	(2,434)	(3,972)	(578)
Interest income	24	100	15	93	282	41
Other gains/ (losses), net	87	(35)	(5)	124	(29)	(4)
Share-based payments in respect of issuance of ordinary shares to music label partners	—	(1,519)	(221)	—	(1,519)	(221)
Operating profit/ (loss)	650	(970)	(141)	1,593	2,039	297

Share of (loss)/ profit of investments accounted for using equity method	(3)	10	1	4	(1)	—
Fair value change on puttable shares	—	(9)	(1)		(35)	(5)
Profit/ (loss) before income tax	647	(969)	(141)	1,597	2,003	291

Income tax expense	(113)	94	14	(278)	(171)	(25)
Profit/ (loss) for the period/year	534	(875)	(127)	1,319	1,832	266

Attributable to:
Equity holders of the Company	536	(876)	(127)	1,326	1,833	267
Non-controlling interests	(2)	1	—	(7)	(1)	—

Earnings/ (loss) per share for Class A and Class B ordinary shares
Basic	0.20	(0.28)	(0.04)	0.51	0.60	0.09
Diluted	0.20	(0.28)	(0.04)	0.50	0.58	0.08

(Loss)/ earnings per ADS (2 Class A ordinary shares equal to 1 ADS)
Basic		(0.56)	(0.08)		1.19	0.17
Diluted		(0.56)	(0.08)		1.16	0.17

Shares used in earnings/ (loss) per Class A and Class B ordinary share computation:
Basic	2,673,703,287	3,126,915,062	3,126,915,062	2,593,157,207	3,076,314,670	3,076,314,670
Diluted	2,722,564,466	3,126,915,062	3,126,915,062	2,639,466,412	3,159,220,888	3,159,220,888

ADS used in (loss)/ earnings per ADS computation
Basic		1,563,457,531	1,563,457,531		1,538,157,335	1,538,157,335
Diluted		1,563,457,531	1,563,457,531		1,579,610,444	1,579,610,444

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months ended December 31,			Year ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Profit/ (loss) for the period/year	534	(875)	(127)	1,319	1,832	266
Adjustments:
Amortization of intangible and other assets arising from business combinations*	59	70	10	271	249	36
Share-based compensation	144	142	21	384	487	71
Share-based payments in respect of issuance of ordinary shares to music label partners**	—	1,519	221	—	1,519	221
(Gains)/ losses from investments	(72)	52	8	(70)	52	8
Fair value change on puttable shares ***	—	9	1	—	35	5
Non-IFRS Net Profit	665	917	133	1,904	4,174	607

Attributable to:
Non-IFRS Equity holders of the Company	667	916	133	1,911	4,175	607
Non-controlling interests	(2)	1	—	(7)	(1)	—

Earnings per share for Class A and Class B ordinary shares
Basic	0.25	0.29	0.04	0.74	1.36	0.20
Diluted	0.24	0.28	0.04	0.72	1.32	0.19

Earnings per ADS (2 Class A ordinary shares equal to 1 ADS)
Basic		0.59	0.09		2.71	0.39
Diluted		0.57	0.08		2.64	0.38

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	2,673,703,287	3,126,915,062	3,126,915,062	2,593,157,207	3,076,314,670	3,076,314,670
Diluted	2,722,564,466	3,220,376,823	3,220,376,823	2,639,466,412	3,159,220,888	3,159,220,888

ADS used in earnings per ADS computation
Basic		1,563,457,531	1,563,457,531		1,538,157,335	1,538,157,335
Diluted		1,610,188,411	1,610,188,411		1,579,610,444	1,579,610,444

* Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from Tencent's acquisition of CMC in 2016, our acquisition of Ultimate Music in 2017, and our acquisition of certain subsidiaries in 2018, net of related deferred taxes.

** Represents the excess of the then fair value of the ordinary shares we issued to Warner Music Group and Sony Music Entertainment over the aggregate consideration the Company received in October 2018.

*** Represents the fair value changes on the put liability of certain shares issued in 2018.

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEET

	As of December 31,
	2017	2018
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	127	168	24
Intangible assets	1,717	1,763	256
Goodwill	16,262	17,088	2,485
Investments accounted for using equity method	378	236	34
Financial assets at fair value through other comprehensive income	3,740	3,331	484
Other investments	—	217	32
Prepayments and deposits	204	901	131
Deferred tax assets	105	123	18
	22,533	23,827	3,465

Current assets
Inventories	30	35	5
Accounts receivable	1,161	1,483	216
Prepayments, deposits and other assets	1,102	1,823	265
Other investments	—	39	6
Short-term investments	—	42	6
Cash and cash equivalents	5,174	17,356	2,524
	7,467	20,778	3,022

Total assets	30,000	44,605	6,488

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEET

	As of December 31,
	2017	2018
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	—
Share premium	23,915	33,776	4,913
Other reserves	997	903	131
Retained earnings	1,227	3,040	442
	26,141	37,721	5,486
Non-controlling interests	7	51	7

Total equity	26,148	37,772	5,494

LIABILITIES
Non-current liabilities
Other payables	21	241	35
Deferred income tax liabilities	304	354	51
	325	595	87

Current liabilities
Accounts payable	1,045	1,830	266
Other payables and accruals	1,312	2,742	399
Current tax liabilities	192	235	34
Deferred revenue	978	1,431	208
	3,527	6,238	907

TOTAL LIABILITIES	3,852	6,833	994

Total equity and liabilities	30,000	44,605	6,488

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months ended December 31,			Year ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
	(in millions)			(in millions)

Net cash (used in)/ provided by operating activities	(253)	1,932	281	2,500	5,632	819
Net cash provided by/ (used in) investing activities	248	(950)	(138)	(483)	(1,190)	(173)
Net cash provided by financing activities	1	4,886	711	99	7,741	1,126
Net (decrease)/ increase in cash and cash equivalents	(4)	5,868	853	2,116	12,183	1,772
Cash and cash equivalents at beginning of the period/ year	5,184	11,529	1,677	3,071	5,174	753
Exchange losses on cash and cash equivalents	(6)	(41)	(6)	(13)	(1)	—
Cash and cash equivalents at end of the period/ year	5,174	17,356	2,524	5,174	17,356	2,524